July 22, 2024

P. Kent Hawryluk
President and Chief Executive Officer
MBX Biosciences, Inc.
11711 N. Meridian Street, Suite 300
Carmel, Indiana 46032

       Re: MBX Biosciences, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 11, 2024
           CIK No. 0001776111
Dear P. Kent Hawryluk:

     We have reviewed your amended draft registration statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1
Business
Phase 1 clinical development and results, page 135

1. We note your discussion of the results of your Phase 1 trial of MBX 2109 and the separate
       Phase 1 trial of TransCon PTH. Please revise your disclosure to briefly describe the limitations of cross-study comparisons as opposed to head-to-head comparisons.
       Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224 with any other questions.
 July 22, 2024
Page 2



                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences
cc:   Edwin O   Connor